Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 12 DATED AUGUST 4, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016 and supplement no. 11 dated July 15, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose changes to our volume discount table for purchases of $5,000,001 or more of our Class T shares.
Volume Discounts for Purchases of Our Class T Shares
We are offering volume discounts to investors who purchase $1,000,001 or more of either class of shares of our common stock in the primary offering. The net proceeds to us from a sale of shares eligible for a volume discount will be the same, but the selling commissions and, in some cases, the dealer manager fees we pay will be reduced. Because our dealer manager will reallow all selling commissions and may reallow a portion of the dealer manager fee as a marketing fee, the amount of commissions participating broker‑dealers receive for such sales of shares will be reduced as may the amount of the marketing fee. For information with respect to volume sales of our Class A shares, see the prospectus.
The following table shows the discounted price per share and the reduced selling commissions and dealer manager fee payable for volume sales of our Class T shares based on the initial primary offering price of $9.59 per share.

Volume Discount Table for Class T Shares
Dollar Volume of Class T Shares Purchased			Sales Commissions (Based on $9.59 Price Per Share)	Dealer Manager Fee (Based on $9.59 Price Per Share)	Price Per Share to Investor
$0	to	$1,000,000	3.0%	2.0%	$9.590
$1,000,001	to	$2,000,000	2.0%	2.0%	$9.494
$2,000,001	to	$3,000,000	1.5%	2.0%	$9.446
$3,000,001	to	$4,000,000	1.0%	1.5%	$9.350
$4,000,001	to	$5,000,000	0.5%	1.5%	$9.302
$5,000,001	to	$10,000,000	0.0%	1.0%	$9.111*
$10,000,001	and above		0.0%	1.0%**	$9.015**
*With respect to Class T shares sold at $9.111 per share pursuant to the table above, our advisor will reimburse us $0.096 per share for estimated organization and offering expenses with respect to the sale of such shares, such that the only organization and offering expenses borne by us with respect to the sale of such shares shall be the 1.0% dealer manager fee set forth above and the stockholder servicing fee.
**With respect to Class T Shares sold at $9.015 per share pursuant to the table above, our advisor will (i) reimburse us $0.096 per share for estimated organization and offering expenses with respect to the sale of such shares, and (ii) pay us a 1% dealer manager fee based on a $9.59 undiscounted price per share, or $0.096 per share, which we will remit to our dealer manager. As a result of such reimbursements and payments, the only organization and offering expenses borne by us with respect to the sale of such shares shall be the stockholder servicing fee.
We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per share of $9.59. For example, a purchase of 250,000 Class T shares in a single transaction would result in a purchase price of $2,361,500 ($9.446 per share), selling commissions of $35,962.50 and dealer manager fees of $47,950.

To qualify for a volume discount as a result of multiple purchases of our Class A or Class T shares, a stockholder must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if a stockholder fails to mark the “Additional Investment” space. Once a stockholder qualifies for a volume discount, such stockholder will be eligible to receive the benefit of such discount for subsequent purchases of shares in the primary offering. If a subsequent purchase entitles an investor to an increased reduction in sales commissions and/or the dealer manager fee, the volume discount will apply only to the current and future investments.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, purchases by an individual investor and his or her spouse living in the same household may also be combined as a “single purchaser” for purposes of determining the applicable volume discount.
In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Shares purchased through our dividend reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify an investor for the different discount levels.
Volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels. However, with respect to California residents, no discounts will be allowed for combined purchases by an individual investor and his or her spouse living in the same household.

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